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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                       VITALINK PHARMACY SERVICES, INC.
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                               MANOR CARE, INC.
                                   (BIDDER)

                               ----------------

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                  92846E10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                             JAMES H. REMPE, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY
                               MANOR CARE, INC.
                             11555 DARNESTOWN ROAD
                         GAITHERSBURG, MARYLAND 20878
                                (301) 979-4000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPY TO:
                             W. LESLIE DUFFY, ESQ.
                            CAHILL GORDON & REINDEL
                                80 PINE STREET
                           NEW YORK, NEW YORK 10005
                                (212) 701-3000

                           CALCULATION OF FILING FEE

        TRANSACTION
        VALUATION*    AMOUNT OF FILING FEE**
        -----------   ----------------------
         $30,000,000          $6,000

--------
 * For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 1,500,000 shares of Common Stock, par value $.01 per share, of Vitalink Pharmacy Services, Inc. at $20.00 net per share in cash.
** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Manor Care, Inc. for such number of Shares.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

   Amount Previously Paid:    Not Applicable
   Form or Registration No.:  Not Applicable
   Filing Party:              Not Applicable
   Date Filed:                Not Applicable

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                               Page 1 of 7 Pages

                        Exhibit Index begins on Page 7

 CUSIP NO. 92846E10 4

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 1. Names of Reporting Persons S.S. or I.R.S.
    Identification No. of Above Persons

    Manor Care, Inc.                            I.R.S. No. 52-1200376

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 2. Check the Appropriate Box if a Member of a Group                 (a) [_]

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 3. SEC Use Only

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 4. Sources of Funds

    PF, WC, BK

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 5. Check box if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(e) or 2(f)                                                [_]

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 6. Citizenship or Place of Organization

    Delaware

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 7. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    11,500,000 shares. See Section 10 of the Offer to
    Purchase, dated April 24, 1997, filed as Exhibit (a)(1) hereto.*

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 8. Check if the Aggregate Amount in Row (7) Excludes                      [_]
    Certain Shares.

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 9. Percent of Class Represented by Amount in Row (7)

    Approximately 45% of the shares of such class outstanding as of April 18, 1997.

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10. Type of Reporting Person

    HC, CO

--------------------------------------------------------------------------------
* On February 12, 1997, Vitalink Pharmacy Services, Inc. ("Vitalink"), an approximately 82% owned subsidiary of Manor Care, Inc. ("Manor Care") acquired the institutional pharmacy business of GranCare, Inc. ("GranCare"), through the merger of GranCare with and into Vitalink, with Vitalink surviving the merger (the "Merger"). Following the completion of the Merger, Manor Care's beneficial ownership was reduced to approximately 45% of the outstanding common stock of Vitalink.

                               Page 2 of 7 Pages

  This Schedule 14D-1 relates to the offer by Manor Care, Inc., a Delaware corporation (the "Purchaser") to purchase up to 1,500,000 shares of common stock, par value $.0l per share (the "Shares"), of Vitalink Pharmacy Services, Inc., a Delaware corporation (the "Company"), at a purchase price of $20 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This tender offer statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by the Purchaser of beneficial ownership of certain shares of the Company. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Vitalink Pharmacy Services, Inc. The address of its principal executive offices is 1250 East Diehl Road, Naperville, Illinois 60563.

  (b) The equity securities to which this Schedule 14D-1 relates are the Shares. Reference is hereby made to the information set forth in the "Introduction" and Section 1 ("Terms of the Offer") of the Offer to Purchase, which is incorporated herein by reference.

  (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser") and
Schedule I ("Directors and Executive Officers of the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

  (e)-(f) During the last five years, neither the Purchaser nor, to the best of its knowledge, any of its respective executive officers and directors listed in
Schedule I ("Directors and Executive Officers of the Purchaser") of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

  (g) Reference is hereby made to the information set forth in Schedule I ("Directors and Executive Officers of the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser"),
Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose and Effect of the Offer; Appraisal Rights") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(c) Reference is hereby made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.


                               Page 3 of 7 Pages

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

  (a)-(g) Reference is hereby made to the information set forth in the "Introduction," Section 7 ("Effects of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose and Effect of the Offer; Appraisal Rights") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser"),
Section 10 ("Background of the Offer; Contacts with the Company") and Schedule I ("Directors and Executive Officers of the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  Reference is hereby made to the information set forth in Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Reference is hereby made to the information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b)-(c) Reference is hereby made to the information set forth in Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

  (d) Reference is hereby made to the information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase, which is incorporated herein by reference.

  (e) To the best knowledge of the Purchaser, no such proceedings are pending or have been instituted.

  (f) Reference is hereby made to the entire text of the Offer to Purchase and the related Letter of Transmittal, each of which is incorporated herein by reference.

                               Page 4 of 7 Pages

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1) --Offer to Purchase, dated April 24, 1997.
   (a)(2) --Letter of Transmittal.
   (a)(3) --Notice of Guaranteed Delivery.
   (a)(4) --Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
   (a)(5) --Form of Letter to Clients for Use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
   (a)(6) --Guidelines of the Internal Revenue Service for Certification of
           Taxpayer Identification Number on Substitute Form W-9.
   (a)(7) --Text of press release issued by the Purchaser on April 18, 1997.
   (a)(8) --Form of Summary Advertisement, dated April 24, 1997.
   (b)    --Amended and Restated Competitive Advance and Multi-Currency
           Revolving Credit Facility Agreement dated as of November 30, 1994, as amended and restated as of September 9, 1996, between the Purchaser, The Chase Manhattan Bank, as agent and the syndicate of lenders party thereto.*
   (c)    --Shareholders Agreement dated as of February 12, 1997, between the
           Purchaser and the Company.**
   (d)    --Not applicable.
   (e)    --Not applicable.
   (f)    --Not applicable.

--------
 * Previously filed in the Purchaser's Current Report on Form 8-K (File No. 1-
   7645), filed November 1, 1996.
** Previously filed in the Company's Registration Statement on Form S-4 (File
   No. 333-19097), filed December 31, 1996 and amended January 8, 1997.

                               Page 5 of 7 Pages

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Manor Care, Inc.


                                          By: /s/ James H. Rempe
                                              --------------------------------
                                            Name: James H. Rempe
                                            Title:Senior Vice President,
                                                  General Counsel and
                                                  Secretary

Dated: April 24, 1997

                               Page 6 of 7 Pages

                                 EXHIBIT INDEX

 EXHIBIT                                                            SEQUENTIAL
   NO.                          DESCRIPTION                         PAGE NUMBER
 -------                        -----------                         -----------
 (a)(1)  --Offer to Purchase, dated April 24, 1997.
 (a)(2)  --Letter of Transmittal.
 (a)(3)  --Notice of Guaranteed Delivery.
 (a)(4)  --Form of Letter to Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees.
 (a)(5)  --Form of Letter to Clients for Use by Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees.
 (a)(6)  --Guidelines of the Internal Revenue Service for
          Certification of Taxpayer Identification Number on
          Substitute Form W-9.
 (a)(7)  --Text of press release issued by the Purchaser on April
          18, 1997.
 (a)(8)  --Form of Summary Advertisement, dated April 24, 1997.
 (b)     --Amended and Restated Competitive Advance and Multi-
          Currency Revolving Credit Facility Agreement dated as
          of November 30, 1994, as amended and restated as of
          September 9, 1996, between the Purchaser, The Chase
          Manhattan Bank, as agent and the syndicate of lenders
          party thereto.*
 (c)     --Shareholders Agreement dated as of February 12, 1997,
          between the Purchaser and the Company.**
 (d)     --Not applicable.
 (e)     --Not applicable.
 (f)     --Not applicable.

--------
 * Previously filed in the Purchaser's Current Report on Form 8-K (File No. 1-
   7645), filed November 1, 1996.
** Previously filed in the Company's Registration Statement on Form S-4 (File
   No. 333-19097), filed December 31, 1996 and amended January 8, 1997.

                               Page 7 of 7 Pages